SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

MERCURY INTERACTIVE CORPORATION

(Name of Subject Company (Issuer))

MERCURY INTERACTIVE CORPORATION

(Name of Filing Person (Issuer))

Zero Coupon Senior Convertible Notes due 2008

(Title of Class of Securities)

589405AD1 and 589405AC3

(CUSIP Numbers of Class of Securities)

Sandra Escher

Senior Vice President, Global General Counsel and Secretary

379 North Whisman Road

Mountain View, California 94043-3969

(650) 603-5200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

with copy to:

Daniel G. Kelly, Jr.

Davis Polk & Wardwell

1600 El Camino Real

Menlo Park, California 94025

(650) 752-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

☐ third-party tender offer subject to Rule 14d-1.	☐ going-private transaction subject to Rule 13e-3.

☒ issuer tender offer subject to Rule 13e-4.	☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

INTRODUCTORY STATEMENT

This Amendment No. 1 is filed by Mercury Interactive Corporation, a Delaware corporation (the “Company”), and amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) filed by the Company on October 2, 2006, and relates to the obligation of the Company to repurchase the Zero Coupon Senior Convertible Notes due 2008 issued by the Company on April 29, 2003 (the “Securities”), if tendered by the holders of the Securities, upon the terms and subject to the conditions set forth in the Indenture (as defined below), the Company Notice, dated October 2, 2006 (the “Company Notice”), and the Securities. The Securities were issued pursuant to an Indenture, dated as of April 29, 2003 (as supplemented by the First Supplemental Indenture dated as of October 26, 2005 and the Second Supplemental Indenture dated as of May 10, 2006, the “Indenture”), between the Company and U.S. Bank National Association, as trustee. The right of each holder of the Securities to sell and the obligation of the Company to repurchase the Securities as set forth in the Company Notice and the related materials is referred to as the “Option”.

Items 1 through 11.

Items 1 through 11 of the Schedule TO, which incorporate by reference the information contained in the Company Notice, are hereby amended and supplemented by adding thereto the following:

The Option expired at 5:00 p.m., New York City time, on Tuesday, October 31, 2006. Pursuant to the Option, the Company accepted for payment a total of $500,000,000 aggregate principal amount of the Securities, representing 100% of the outstanding Securities. All such Securities have been accepted for purchase in accordance with the terms of the Option. On November 1, 2006, Parent issued a press release announcing the results of the tender offer. The press release is contained in Exhibit (a)(5) hereto, and the information set forth in the press release is incorporated herein by reference.

Item 12. Exhibits.

Exhibit Number	Description

(a)(5)	Press release issued by the Company on November 1, 2006.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MERCURY INTERACTIVE CORPORATION

By:	/S/ DAVID J. MURPHY
Name:	David J. Murphy
Title:	Senior Vice President and Chief Financial Officer

Dated: November 1, 2006

EXHIBIT INDEX

Exhibit Number	Description

(a)(5)	Press release issued by the Company on November 1, 2006.